June 11, 2010

Michelle Lacko

Amanda L. Ravitz

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

RE:

Mirador, Inc.

Registration Statement on Form S-1

Filed January 19, 2010

File No. 333-164392

Dear Ms. Ravitz:

The following are our responses to your comment letter of February 16, 2010.

General

1.

The financial statements should be updated, as necessary, to comply with Rule 3-01(a) of Regulation S-X.

Financial statements have been appropriately updated.

2.

We note that you are conducting an offering under Rule 419 of the Securities Act of 1933. Please confirm that the trust or escrow account into which you intend to deposit offering proceeds meets the requirements of Rule 419(b)(1)(B). In particular, confirm whether the account is (1) an escrow account maintained by an “insured depository institution” or (2) a separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 in which the broker or dealer acts as trustee for persons having the beneficial interest in the account. Your cover page disclosure is presently not clear as to whether you intend to establish a trust account or escrow.

The account is a Trust Account held by Abbey Ertz, Esq. which is maintained by Bank of America which is an FDIC insured depository institution.

3.

Revise throughout as necessary, but especially your Summary, Business and MD&A sections to highlight the fact that the maximum offering proceeds of $6,000 may not be sufficient capital to acquire an operating business and discuss your plans if any particular acquisition target requires additional funds. Your discussion should list additional sources of funding you would consider, including securities, indebtedness or other sources.

Revised to discuss that the maximum offering proceeds may not be sufficient capital to acquire an operating business and allowing for future stock sales and possible debt.

Registration Statement

Cover Page

4.

Please revise the second column to provide the number of shares to be registered, instead of the dollar amount, or tell us why you do not believe this revision is appropriate. Also, please revise the footnotes to the table to include a reference to the specific provision of Rule 457 relied upon.

Revised to provide the number of shares and Rule 457 reference.

Prospectus

Outside Front Cover Page

5.

Please limit your prospectus cover page to 1 page.

Cover page limited to one page.

6.

Please revise the second paragraph to disclose the minimum amount of proceeds that must be raised for the “achievement of the offering” and the release of funds from trust account. Similarly revise your Summary section beginning on page 6 to provide such information.

Revised to disclose the minimum offering amount to close the offering.

7.

We note your disclosure in the second paragraph that you may extend the initial offering period “an additional 180 days.” Please clarify whether the company has discretion to extend the offering period for additional amounts of time beyond this 180 day period. If not, please revise the third paragraph to delete the phrase, “or any extension thereto.” Revise throughout your filing for consistency.

The phrase “or any extension thereto has been deleted as the company does not have discretion to extend beyond the additional 180 day period.

8.

Please reconcile your disclosure in the second sentence of the second paragraph that all subscription funds will be held in an escrow account with your disclosure on page 6 that ninety percent of the net proceeds from the offering will be placed in escrow.

Revised to reflect that all proceeds will be placed in escrow but that 10% may be released to the company upon achievement of the minimum offering.

9.

We note your disclosure in the last paragraph on page 3. Please provide information regarding the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Dealer prospectus delivery obligation added on the outside back cover page.

Business Overview, page 7

10.

Revise to describe your future business plans in greater detail. Specificially, discuss each step you plan to take towards merging with or acquiring a business, including your identifying a potential merger or acquisition, and your anticipate timetable and funding source for each. You should disclose specific cost estimates and financing plans.

Additional detail added.

11.

The independent auditor’s report expresses substantial doubt about the company’s ability to continue as a going concern. Please provide this information in the forefront of the Business Overview section. Please also disclose the amount of cash you have on hand as of the most recent date practical.

Substantial doubt-going concern disclosure added along with the amount of cash on hand.

The Offering, page 8

12.

Define the term “Minimum Offering” the first time it is used in the text.

Minimum Offering defined.

13.

Disclose the percentage of investors that must reconfirm their investment in order for the deposited funds and the deposited securities to be released from escrow.

Revised to disclose that investors holding 80% of the offering must reconfirm their investment in order for the deposited funds and the deposited securities to be released from escrow.

14.

Describe specifically what expenses you expect to incur under the category of “sales commissions” as referenced in the fourth paragraph under this heading.

Sales commissions deleted.

Risk Factors, page 9

15.

Please provide a subcaption that describes the risk for the first risk factor on page 9. Also, revise the other risk factor subcaptions in this section so that they adequately describe the risk. Merely using key words, such as “Rule 419 Generally” is not adequate. Instead the subcaption should summarize the risk discussed in each factor.

Subcaptions added.

16.

Please create a risk factor discussion the fact that your officer has not served as an officer or director of a development stage company with the business purpose of acquiring a target business. Your disclosure should include a discussion of how your officer’s inexperience may affect his ability to adequately evaluate and successfully consummate a business combination.

Officer inexperience risk factor added.

17.

Please add a risk factor discussing the risks associated with the added costs of being a public company, including the costs associated with the disclosure and accounting controls that the company will be required to comply with under the Sarbanes-Oxley Act of 2002.

Additional Costs and compliance with Sarbanes-Oxley risk factor added.

18.

Please create a risk factor to discuss the substantial doubt regarding your ability to continue as a going concern.

Going concern risk factor added.

19.

Please create a risk factor discussing the likelihood that your common stock will be considered a “penny stock.” Discuss the applicable SEC rules governing the trading of “penny stock” and limits relating to liquidity which may affect the trading price of your common stock in the event that it is considered “penny stock.”

Penny Stock risk factor added.

Scarcity of and Competition for Business Opportunities and Combinations, page 10

20.

Please expand this risk factor or add a separate risk factor to discuss the low barriers to entry and relative ease with which new competitors may enter the market as a blank check or shell company.

Separate risk factor discussing ease and low entry barriers.

Conflicts of Interest-General page 11

21.

We note your disclosure in the second to last sentence of the risk factor. Please clarify, if true, that the sole officer and director will have absolute control over all matters requiring stockholder approval as a result of his share ownership, including the election of directors, the approval of significant corporate transactions and the company’s policy regarding conflicts of interest. Similarly revise your disclosure in the third to last paragraph on page 23.

Revised to disclose that the sole officer and director will have absolute control over all matters requiring stockholder approval.

Disadvantages of Blank Check Offering, page 11

22.

Please substantially revise this risk factor to discuss the disadvantages associated with a blank check offering. Also, please revise the second to last sentence to clarify that any entity that enters into a business combination with you will be required to comply with the various federal and state securities laws, including laws and regulations relating to the registration of securities.

Disadvantages and compliance language added.

No Assurance Shares Will Be Sold, page 12

23.

Please revise to disclose the minimum number of shares that must be sold and reconfirmed in order for the proceeds from the offering to be released from escrow. Disclose, if true, that in the event some, but not all, of the shares are sold, the company may not be able to significantly develop its business plan.

Minimum sales and 80% reconfirmation language added.

Shares Eligible For Future Sales, page 12

24.

Please revise to clearly state that holders of your common stock, including Mr. Schramka, may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc. from Richard Wulff, Chief, Office of Small Business.

Revised to disclose that holders of our common stock, including Mr. Schramka, may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933.

Item 4, Use of Proceeds, page 14

25.

Please revise to indicate, if true, that you intend to use 100% of the proceeds from the offering to merge with, or acquire a business. Also, confirm to us that you do not intend to use any of the proceeds to pay administrative and/or operating expenses, or for any other purpose. Briefly describe the types of expenses associated with merging with or acquiring a business. Specifically address the $1,500 fee payable to the escrow agent and identify the party that will receive this amount.

Revised to address use of proceeds and confirmation that proceeds will be used for no other purposes.

Plan of Distribution, page 15

26.

Please reconcile here and throughout whether, in the event you do not consummate an offering within 180 days, the escrow amounts “will be returned to investors without interest or deduction of fees” or “will be returned on a pro rata basis to all investors” minus 10% and/or other deductions.

Revised to disclose that if the offering is not closed within 180 days the escrowed amounts will be returned to investors without interest or deduction of fees. The pro rata basis relates only the the failure to consummate a merger or acquisition within 18 months after the effectiveness of the registration statement.

Item 9—Description of Securities To Be Registered, page 17

27.

Refer to the third paragraph under this heading. Please either remove the referenced language or name counsel in such statement as the statement is a legal conclusion.

Referenced language removed.

Item 10—Interest of Named Experts and Counsel, page 18

28.

We note your disclosure that the company has hired Ms. Ertz to secure listing of your common stock on the OTC Bulletin Board. Please revise the cover page and the Summary and Market Price sections to disclose your plans to have you common stock listed on the OTC Bulletin Board. Also, create a risk factor to discuss the fact that you cannot guarantee that an active trading market will develop for our common stock.

Disclosure added regarding plans to have the stock listed on the OTC and that there is no guarantee of active or any trading market will develop.

Description of Business, page 19

29.

Revise to discuss the specific steps you intend to take over the next 12 months to implement your business strategy. In particular, describe each step and the anticipated timeline to complete that step, as well as expected capital needed and expected capital sources.

Revised to discuss anticipated steps in the business strategy for the next 12 months.

Management’s Discussion and Analysis of Financial Condition, page 20

30.

Please revise your MD &A section to discuss the company’s financial condition, including capital resources and results of operations, for the most recent audited period. Refer to Item 303 of Regulation S-K.

MD & A revised.

31.

Disclose your monthly “burn rate” and the month you will run out of money assuming no change in present trends.

Burn rate disclosed.

32.

We note your disclosure that any business combination will likely result in a significant issuance of shares. We note further that you intend to solicit interest in a business combination by running classified ads in the Wall Street Journal. Please provide us your analysis of how your intended advertising method would not be considered a general solicitation to offer securities and how you intend to comply with Section 5 of the Securities Act of 1933 in this regard.

The ad will be limited to entities possibly looking to be purchased and will not reference any method of possible payment.

Part II. Information Not Required In Prospectus, page II-I

Item 17—Undertakings page II-2

33.

Please revise your undertakings so that the language is exactly the same as the language in Item 512 of Regulation S-K.

Undertakings revised.

Signatures, page II-4

34.

Please have your principal financial officer sign the registration statement in his capacity as such.

CFO (principal financial officer) signature added.

Exhibit 5.1

35.

We note that the first paragraph of your opinion and the second numbered opinion on page 2 reference up to 10,000,000 shares of common stock to be offered and sold by the selling shareholder. Your Registration Statement is not registering shares of a selling shareholder. Please delete these references or advise.

Counsel was been informed by the Company that the selling shareholder was inadvertently left out of the Filed Copy of the S1. It is now included.

36.

Refer to the fifth paragraph of the legal opinion. Counsel’s assumption regarding the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates is inappropriate since counsel many not rely upon others for anything other than factual matters, and the referenced documents may contain legal conclusions or other items upon which counsel is not entitled to rely. Please revise.

Revised.

37.

Please provide an opinion that the shares will be duly authorized.

Has been provided.

Exhibit 23.1

38.

Please provide a currently dated consent form the independent public account in the amendment.

Current dated consent form attached.

Exhibit 99(b)

39.

We note that the form of Subscription Agreement that you filed is for shares of common stock of REM Business Solutions. Please advise.

Typo corrected.

40.

Please revise the agreement to remove the last sentence. The registrant is responsible for the disclosure it provides to potential investors and may not attempt to disclaim such responsibility.

Last sentence removed.

41.

Please delete paragraph 5. The registrant must make necessary inquiries as to an investor’s status, and may rely upon its common law rights for breach of representations and warranties.

Paragraph 5 deleted.

Very truly yours,

/s/ Stephen A. Schramka

Stephen A. Schramka, President

Mirador, Inc.